CUSIP NO. 92852W105	13D	Page 1 of 16

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. _____)*

Viveve Medical Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

92852W105
(CUSIP Number)

Paul A. Stone

5AM Partners II, LLC

2200 Sand Hill Road, Suite 110

Menlo Park, CA 94025

(650) 233-8600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

September 23, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92852W105	13D	Page 2 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 5AM Ventures II, L.P. (“Ventures II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,660,205 shares, except that 5AM Partners II, LLC (“Partners II”), the general partner of Ventures II, may be deemed to have sole voting power, and Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”) and Dr. Scott Rocklage (“Rocklage”), managing members of Partners II, and Mark Colella (“Colella”) an assignee of Partners II, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
6,660,205 shares, except Partners II, the general partner of Ventures II, may be deemed to have sole dispositive power, and Diekman, Schwab and Rocklage, managing members of Partners II, and Colella, an assignee of Partners II may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,660,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	35.53% (A)
14	TYPE OF REPORTING PERSON	PN

(A) Percentage based on 18,744,497 shares outstanding after consummation of the Merger and Private Placement and 100:1 reverse share split pursuant to information provided to Reporting Persons by the Issuer.

CUSIP NO. 92852W105	13D	Page 3 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 5AM Co-Investors II, L.P. (“Co-Investors II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
262,798 shares, except Partners II, the general partner of Co-Investors II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, managing members of Partners II, and Colella, an assignee of Partners II, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
262,798 shares, except Partners II, the general partner of Co-Investors II, may be deemed to have sole dispositive power, and Diekman, Schwab and Rocklage, managing members of Partners II, and Colella, an assignee of Partners II, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	262,798
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	1.40% (A)
14	TYPE OF REPORTING PERSON	PN

(A) Percentage based on 18,744,497 shares outstanding after consummation of the Merger and Private Placement and 100:1 reverse share split pursuant to information provided to Reporting Persons by the Issuer.

CUSIP NO. 92852W105	13D	Page 4 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 5AM Partners II, LLC (“Partners II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,923,003 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, managing members of Partners II, and Colella, an assignee of Partners II, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
6,923,003 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have dispositive power, and Diekman, Schwab and Rocklage, managing members of Partners II, and Colella, an assignee of Partners II, may be deemed to have shared dispositive power.
10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,923,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	36.93% (A)
14	TYPE OF REPORTING PERSON	OO

(A) Percentage based on 18,744,497 shares outstanding after consummation of the Merger and Private Placement and 100:1 reverse share split pursuant to information provided to Reporting Persons by the Issuer.

CUSIP NO. 92852W105	13D	Page 5 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. John Diekman (“Diekman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		6,923,003 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Diekman, a managing member of Partners II, may be deemed to have shared power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		6,923,003 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Diekman, a managing member of Partners II, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,923,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	36.93% (A)
14	TYPE OF REPORTING PERSON	IN

(A) Percentage based on 18,744,497 shares outstanding after consummation of the Merger and Private Placement and 100:1 reverse share split pursuant to information provided to Reporting Persons by the Issuer.

CUSIP NO. 92852W105	13D	Page 6 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Schwab (“Schwab”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

6,923,003 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Schwab, a managing member of Partners II, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		6,923,003 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Schwab, a managing member of Partners II, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,923,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	36.93% (A)
14	TYPE OF REPORTING PERSON	IN

(A)  Percentage based on 18,744,497 shares outstanding after consummation of the Merger and Private Placement and 100:1 reverse share split pursuant to information provided to Reporting Persons by the Issuer.

CUSIP NO. 92852W105	13D	Page 7 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Scott Rocklage (“Rocklage”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

6,923,003 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Rocklage, a managing member of Partners II, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		6,923,003 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Rocklage, a managing member of Partners II, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,923,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	36.93% (A)
14	TYPE OF REPORTING PERSON	IN

(A) Percentage based on 18,744,497 shares outstanding after consummation of the Merger and Private Placement and 100:1 reverse share split pursuant to information provided to Reporting Persons by the Issuer.

CUSIP NO. 92852W105	13D	Page 8 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark Colella (“Colella”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

6,923,003 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole voting power, and Colella, an assignee of Partners II, may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		6,923,003 shares, all of which are owned directly by Ventures II and Co-Investors II. Partners II, the general partner of Ventures II and Co-Investors II, may be deemed to have sole dispositive power, and Colella, an assignee of Partners II, may be deemed to have shared power to dispose of these shares.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	6,923,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	36.93% (A)
14	TYPE OF REPORTING PERSON	IN

(A) Percentage based on 18,744,497 shares outstanding after consummation of the Merger and Private Placement and 100:1 reverse share split pursuant to information provided to Reporting Persons by the Issuer.

CUSIP NO. 92852W105	13D	Page 9 of 16

Statement on Schedule 13D

This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (“Common Stock”), of Viveve Medical, Inc., a Delaware corporation (“Issuer”). This Schedule 13D is being filed by 5AM Ventures II, L.P. (“Ventures II”), a Delaware limited partnership, 5AM Co-Investors II, L.P. (Co-Investors II”), a Delaware limited partnership, 5AM Partners II, LLC (“Partners II”), a Delaware limited liability company, Dr. John Diekman (“Diekman”), Andrew Schwab (“Schwab”), Dr. Scott Rocklage (“Rocklage”), and Mark Colella (“Colella” and collectively with Ventures II, Co-Investors II, Partners II, Diekman, Schwab and Rocklage, “Reporting Persons”).

ITEM 1. SECURITY AND ISSUER.

(a) The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b) The Issuer’s principal executive offices are located at 150 Commercial Street, Sunnyvale, California.

ITEM 2. IDENTITY AND BACKGROUND.

(a) The persons and entities filing this Schedule 13D are Ventures II, Co-Investors II, Partners II, Diekman, Schwab, Rocklage and Colella.

(b) The address of the principal place of business for each of the Reporting Persons is c/o 5AM Ventures, 2200 Sand Hill Road, Suite 110, Menlo Park, California 94025.

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of each of Ventures II and Co-Investors II is to make venture capital investments, and the principal business of Partners II is to serve as the general partner of Ventures II and Co-Investors II. Diekman, Schwab and Rocklage are managing members of Partners II, and Colella is an assignee of Partners II.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Ventures II and Co-Investors II are Delaware limited partnerships. Partners II is a Delaware limited liability company. Diekman, Schwab, Rocklage and Colella are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 23, 2014, the Issuer completed its merger with the former entity Viveve Inc., Delaware corporation and private company (the “Former Entity”), pursuant to the terms of that certain Agreement and Plan of Merger, dated May 9, 2014, as amended August 8, 2014 (as amended, the “Merger Agreement”), by and among the Issuer, the Former Entity and PLC Systems Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”) (the “Merger”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Former Entity with the Former Entity being the surviving corporation of the Merger and thereby becoming a wholly-owned subsidiary of the Issuer. Also on September 23, 2014, the Issuer’s name was changed to “Viveve Medical, Inc.”

CUSIP NO. 92852W105	13D	Page 10 of 16

Pursuant to the Merger, each share of capital stock of the Former Entity was exchanged for the right to receive either (i) 0.0080497 (the “Exchange Ratio”) shares of the Issuer’s Common Stock, if held by an accredited investor, as defined in Rule 501 of Regulation D as promulgated under the Securities Act of 1933, as amended (the “Securities Act”), or (ii) cash payment in an amount equal to the product of the Exchange Ratio and $0.53, if held by a non-accredited investor. Upon consummation of the Merger, Ventures II received a total of 1,642,528 shares of Common Stock of the Issuer in exchange for its holdings of the Former Entity (including cancellation of certain promissory notes), and Co-Investors II received a total of 64,811 shares of Common Stock of the Issuer in exchange for its holdings of the Former Entity (including cancellation of certain promissory notes). The acquisition by Ventures II and Co-Investors II of securities of the Former Entity and of the Issuer is described below.

On October 26, 2007, each of Ventures II and Co-Investors II acquired from the Issuer an aggregate of 3,278,688 shares of Series A Preferred Stock for a purchase price of $0.61 per share, or $1,999,999.68 in the aggregate. On and prior to the close of September 22, 2014, the Series A Preferred Stock underwent a split on a 12.2-for-1 basis, for no additional consideration. Immediately prior to the closing of the Issuer’s merger, each share of Series A Preferred Stock automatically converted into 0.0080497 shares of Common Stock.

On April 1, 2009, each of Ventures II and Co-Investors II acquired from the Issuer an aggregate of 1,229,508 shares of Series A Preferred Stock for a purchase price of $0.61 per share and Warrants convertible and exercisable into Preferred Stock from the Issuer for an aggregate of $749,999.88. On and prior to the close of September 22, 2014, the Series A Preferred Stock underwent a split on a 12.2-for-1 basis, for no additional consideration. Immediately prior to the closing of the Issuer’s merger, each share of Series A Preferred Stock automatically converted into 0.0080497 shares of Common Stock.

On August 6, 2009, each of Ventures II and Co-Investors II acquired from the Issuer an aggregate of 3,688,524 shares of Series A Preferred Stock for a purchase price of $0.61 per share from the Issuer for an aggregate of $2,249,999.64. On and prior to the close of September 22, 2014, the Series A Preferred Stock underwent a split on a 12.2-for-1 basis, for no additional consideration. Immediately prior to the closing of the Issuer’s merger, each share of Series A Preferred Stock automatically converted into 0.0080497 shares of Common Stock.

On April 21, 2010, each of Ventures II and Co-Investors II acquired from the Issuer an aggregate of 3,278,688 shares of Series A Preferred Stock for a purchase price of $0.61 per share from the Issuer for an aggregate of $1,999,999.68. On and prior to the close of September 22, 2014, the Series A Preferred Stock underwent a split on a 12.2-for-1 basis, for no additional consideration. Immediately prior to the closing of the Issuer’s merger, each share of Series A Preferred Stock automatically converted into 0.0080497 shares of Common Stock.

On May 9, 2011, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $481,019.95 and $18,980.05, respectively (“May 2011 Notes”), and Warrants convertible and exercisable into Preferred Stock from the Issuer for an aggregate of $500,050.00.

On June 30, 2011, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $481,019.95 and $18,980.05, respectively (“June 2011 Notes”), and Warrants convertible and exercisable into Preferred Stock from the Issuer for an aggregate of $500,050.00.

On September 9, 2011, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $481,019.95 and $18,980.05, respectively (“September 2011 Notes”), and Warrants convertible and exercisable into Preferred Stock from the Issuer for an aggregate of $500,050.00.

CUSIP NO. 92852W105	13D	Page 11 of 16

On November 30, 2011, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $120,254.99 and $4,745.01, respectively (“November 2011 Notes”), and Warrants convertible and exercisable into Preferred Stock from the Issuer for an aggregate of $125,025.00.

On December 19, 2011, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $120,254.99 and $4,745.01, respectively (“December 2011 Notes”), and Warrants convertible and exercisable into Preferred Stock from the Issuer for an aggregate of $125,023.00.

On January 31, 2012, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $109,485.60 and $4,320.07, respectively (“January 2012 Notes”), and Warrants convertible and exercisable into Preferred Stock from the Issuer for an aggregate of $113,828.67.

On February 27, 2012, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $88,812.54 and $3,504.36, respectively (“February 2012 Notes”), and Warrants convertible and exercisable into Preferred Stock from the Issuer for an aggregate of $92,335.90.

On April 16, 2012, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $282,721.81 and $11,155.62, respectively (“April 2012 Notes”), and Warrants convertible and exercisable into Preferred Stock from the Issuer for an aggregate of $293,936.43.

On April 19, 2012, each of Ventures II and Co-Investors II acquired from the Issuer an aggregate of 72,099,674 shares of Series B Preferred Stock for a purchase price of $0.05 per share, or $3,604,983.70 in the aggregate, including the conversion of the principal and accrued interest of each of the May 2011 Notes, June 2011 Notes, September 2011 Notes, November 2011 Notes, December 2011 Notes, January 2012 Notes, February 2012 Notes, and April 2012 Notes.

On November 20, 2012, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $481,019.95 and $18,980.05, respectively (“November 2012 Notes”) from the Issuer for an aggregate of $500,000.00.

On February 13, 2013, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $240,509.97 and $9,490.03, respectively (“February 2013 Notes”) from the Issuer for an aggregate of $250,000.00.

On March 13, 2013, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $240,509.97 and $9,490.03, respectively (“March 2013 Notes”) from the Issuer for an aggregate of $250,000.00.

On April 26, 2013, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $240,509.97 and $9,490.03, respectively (“April 2013 Notes”) from the Issuer for an aggregate of $250,000.00.

On June 13, 2013, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $240,509.97 and $9,490.03, respectively (“June 2013 Notes”) from the Issuer for an aggregate of $250,000.00.

On August 9, 2013, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $240,509.97 and $9,490.03, respectively (“August 2013 Notes”) from the Issuer for an aggregate of $250,000.00.

On September 27, 2013, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $481,019.95 and $18,980.05, respectively (“September 2013 Notes”) from the Issuer for an aggregate of $500,000.00.

CUSIP NO. 92852W105	13D	Page 12 of 16

On November 12, 2013, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $481,019.95 and $18,980.05, respectively (“November 2013 Notes”) from the Issuer for an aggregate of $500,000.00.

On December 27, 2013, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $360,764.96 and $14,235.04, respectively (“December 2013 Notes”) from the Issuer for an aggregate of $375,000.00.

On May 28, 2014, each of Ventures II and Co-Investors II acquired Convertible Bridge Notes with principal amounts of $481,019.95 and $18,980.05, respectively (“May 2014 Notes”) from the Issuer for an aggregate of $500,000.00.

Concurrently with the consummation of the Merger, the Issuer completed a separate private placement of Common Stock which included the conversion of certain Former Entity convertible notes (the “Private Placement”). The Private Placement was conducted pursuant to those two Securities Purchase Agreements, dated May 9, 2014 and as amended on September 22, 2014, by and among the Issuer, Ventures II, Co-Investors II and various investors identified on the signature pages thereto (collectively, the “SPAs”). Ventures II acquired 5,017,677 shares of Common Stock of Issuer at a per share price of $0.53 in the Private Placement (including 933,544 shares issued upon conversion of the May 2014 Notes with an aggregate principal and interest amount of $494,778.44, at a conversion price of $0.53) and Co-Investors II acquired 197,987 shares of Common Stock of Issuer at a per share price of $0.53 in the Private Placement (including 36,836 shares issued upon conversion of the May 2014 Notes with an aggregate principal and interest amount of $19,522.93, at a conversion price of $0.53).

This summary is qualified in its entirety by reference to the full text of the Merger Agreement and the amendment thereto, filed as Exhibits B and C hereto and incorporated by reference herein, and the SPAs, filed as Exhibits D and E hereto and incorporated by reference herein.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 18,744,497 shares outstanding after consummation of the Merger and Private Placement and 100:1 reverse share split pursuant to information provided to Reporting Persons by the Issuer.

CUSIP NO. 92852W105	13D	Page 13 of 16

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of Ventures II and Co-Investors II, the general partner and limited partners of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer other than any contracts or arrangements provided to all outside board directors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A: Agreement of Joint Filing.

Exhibit B: Agreement and Plan of Merger, dated May 9, 2014, by and among Viveve, Inc., PLC Systems Inc. and PLC Systems Acquisition Corporation incorporated by reference to Annex A to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on August 11, 2014.

Exhibit C Amendment to Agreement and Plan of Merger, dated August 8, 2014, incorporated by reference to Annex B to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on August 11, 2014.

Exhibit D: Form of Securities Purchase Agreement, dated May 9, 2014, by and among the Issuer, Ventures II, Co-Investors II and various parties, incorporated by reference to Issuer’s Report on Form 8k filed with the Commission on September 29, 2013.

CUSIP NO. 92852W105	13D	Page 14 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 1, 2014

5AM Ventures II, L.P.

By:	5AM Partners II, LLC
Its:	General Partner

By:	/s/Andrew J. Schwab
Managing Member

5AM Co-Investors II, L.P.

By:	5AM Partners II, LLC
Its:	General Partner

By:	/s/Andrew J. Schwab
Managing Member

5AM Partners II, LLC

By:	/s/Andrew J. Schwab
Managing Member

/s/ Dr. John Diekman
Dr. John Diekman

/s/ Andrew Schwab
Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage

/s/ Mark Colella
Mark Colella

CUSIP NO. 92852W105	13D	Page 15 of 16

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing

CUSIP NO. 92852W105	13D	Page 16 of 16

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Viveve Medical Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: October 1, 2014

5AM Ventures II, L.P.

By:	5AM Partners II, LLC
Its:	General Partner

By:	/s/Andrew J. Schwab
Managing Member

5AM Co-Investors II, L.P.

By:	5AM Partners II, LLC
Its:	General Partner

By:	/s/Andrew J. Schwab
Managing Member

5AM Partners II, LLC

By:	/s/Andrew J. Schwab
Managing Member

/s/ Dr. John Diekman
Dr. John Diekman

/s/ Andrew Schwab
Andrew Schwab

/s/ Dr. Scott Rocklage
Dr. Scott Rocklage

/s/ Mark Colella
Mark Colella